Exhibit 21.1
List of Restricted and Unrestricted Subsidiaries

Restricted Subsidiaries
Activant Solutions Inc.	Delaware
Activant Solutions Acquisitionco Ltd.	Canada
Activant Solutions Ireland Ltd.	Ireland
Activant Solutions France SARL	France
Activant Solutions Canada Ltd.	Canada
Activant Solutions UK, Ltd.	United Kingdom
Activant Solutions Espana SL	Spain
Enterprise Computer Systems, Inc.	South Carolina
HM Coop LLC	Delaware
Activant Group Inc.	Delaware
Prelude Systems, Inc.	Texas
Prophet 21 (New Jersey), Inc.	New Jersey
Prophet 21, Inc.	Delaware
Speedware Holdings, Inc.	Delaware
Speedware USA Inc.	New York
Stanpak Systems, Inc.	Massachusetts
Speedware Ltd.	Canada
Speedware Europe Ltd.	United Kingdom
Speedware Solutions Mexico, S.A. de C.V	Mexico
Triad Systems Financial Corporation	California
Tridex Data Services, Ltd.	United Kingdom
Tridex Leasing, Ltd.	United Kingdom

Unrestricted Subsidiaries
None